UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-35165

BRAINSWAY LTD.

(Translation of registrant’s name into English)

16 Hartum Street, RAD Tower, 14th Floor

Har HaHotzvim

Jerusalem, 9777516, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934) and on April 22, 2025 (Registration No. 333-286672).

Exercise of Warrant by Valor BrainsWay Holdings LLC

BrainsWay Ltd. (the “Company”) reported that it received an exercise notice from Valor BrainsWay Holdings LLC (“Valor”) with respect to all of the issuable American Depositary Shares (“ADSs”) under a warrant (the “Warrant”) to purchase 1,500,000 ADSs of the Company at an exercise price of $9.50686 per ADS. The Warrant had been issued within the context of the November 2024 private placement of the Company’s ADSs to Valor. At the Company’s request, the parties agreed for the Warrant to be exercised on a cashless basis, resulting in the issuance of 553,730 ADSs to Valor with no cash proceeds received by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: October 14, 2025	/s/ Hadar Levy
Hadar Levy Chief Executive Officer